UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
N/A
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Exhibit Index
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

Incorporation by Reference
     We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-161724, filed with the Securities and Exchange Commission on September 4, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer

Date: October 26, 2009

Exhibit Index

Exhibit No.	Description

99.1	Placement Agent Agreement, dated September 4, 2009, between the Company and Rodman & Renshaw, LLC

99.2	Form of Series A Common Shares Purchase Warrant between the Company and the investor signatories thereto

99.3	Form of Series B Common Shares Purchase Warrant between the Company and the investor signatories thereto

99.4	Form of Securities Purchase Agreement between the Company and the investor signatories thereto